Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Tel: (310) 208-1182
Fax: (310) 208-1154

June 18, 2009

FILED AS EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Sean Donahue

Re:
Songzai International Holding Group Inc.
Form 10-k for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Form 10-Q for the Quarter Ended September 30. 2008
Filed November 14, 2008
File No. 333-66994

Dear Mr. Donahue:

Per our telephone discussion today, Songzai International Holding Group Inc. intends to respond to the Staff’s comments of June 5, 2009 on or before July 10, 2009.  If you have any questions, please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Francis Chen

Francis Chen, Esq.